Exhibit 99.1

UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF NEW YORK

CASCAL N.V.,

Plaintiff,

v.
10 Civ. 3613 (LAK)

SEMBCORP UTILITIES PTE LTD.,
SEMBCORP INDUSTRIES LTD.,
BIWATER INVESTMENTS LTD., and
BIWATER HOLDINGS LIMITED,

Defendants.

SEMBCORP UTILITIES PTE LTD.’S AND SEMBCORP INDUSTRIES LTD.’S

OPPOSITION TO CASCAL N.V.’S APPLICATION FOR

A TEMPORARY RESTRAINING ORDER AND PRELIMINARY INJUNCTION

William E. Wallace III
Anthony M. Candido
Laura J. McLaren
CLIFFORD CHANCE US LLP
31 West 52nd Street
New York, New York 10019
Tel: 212-878-8000
Fax: 212-878-8375

Attorneys for Defendants
Sembcorp Utilities Pte Ltd. and Sembcorp Industries Ltd.

Dated: May 12, 2010

TABLE OF CONTENTS

			Page

PRELIMINARY STATEMENT			1

BACKGROUND			4

I.	The Parties.		4

II.	Sembcorp’s Non-Binding Offer to Acquire Biwater’s Stake as Part of a Tender Offer.		5

III.	Cascal Agrees to Provide Information to Facilitate Sembcorp’s Due Diligence into a Potential Acquisition of Biwater’s Stake in the Company, Including in a Tender Offer for All Outstanding Shares of Cascal.		6

IV.	Sembcorp Presents Its Proposal for a Tender Offer to Cascal’s Board, and a Special Committee of That Board Says It Wants Sembcorp to Offer a Higher Price.		9

V.	Sembcorp Presents Firm Offer for a Tender Offer to Cascal’s Board, and a Special Committee of That Board Again Says It Wants Sembcorp to Offer a Higher Price.		11

VI.	Cascal’s Special Committee Presents an Alternative Proposal to Biwater.		12

VII.	Biwater Decides to Sell Its Shares to Sembcorp and Executes a Tender Offer and Stockholder Support Agreement with Sembcorp.		13

VIII.	Cascal’s Special Committee Responds to the Schedule 13D Filing and Biwater’s April 22 Letter.		13

IX.	Cascal Files the Complaint.		14

X.	The Chairman of Cascal’s Special Committee Resigns from the Cascal Board to Become an “Advisor” and to Lead the Opposition to the Tender Offer.		15

ARGUMENT			16

I.	No Preliminary Injunction or Temporary Restraining Order Should Issue Because Cascal Will Suffer No Irreparable Harm from the Tender Offer.		17

II.	No Preliminary Injunction or Temporary Restraining Order Should Issue Because Cascal’s Underlying Claims Against Sembcorp Are Facially Deficient.		20

	A.	Cascal’s Complaint Fails to State a Claim under the Securities Exchange Act of 1934.	20

- i -

				Page

		1.	Cascal’s Securities Law Claim Does Not Meet Even Threshold Legal Requirements.	20

			(a) Cascal Has No Standing to Seek an Injunction for Violations of Rule 10b-5.	20

			(b) Sembcorp Could Not Have Violated Section 14(e) Because the Relevant SEC Rule Makes Clear That It Does Not Apply to Offerors.	22

		2.	In any Event, Cascal Does Not Plead a Violation of any Insider Trading Prohibition.	24

	B.	Cascal’s Third Party Beneficiary Breach of Contract Claim Also Is No Basis for a Preliminary Injunction or TRO.		27

		1.	Absent any Federal Securities Law Claims This Court Would Have No Subject Matter Jurisdiction.	27

		2.	The Express Terms of the Relevant Contract Bar Cascal from Asserting Third Party Beneficiary Claims Without the Prior Written Consent of Biwater, and Biwater Has Not Given Any Such Consent.	28

		3.	In any Event, Cascal Does Not Plead a Breach of the NDA.	29

	C.	No Preliminary Injunction or Temporary Restraining Order Should Issue on Cascal’s Claim Against Biwater Either.		30

III.	The Balance of Hardships Favors Denying Any Temporary Restraining Order or Preliminary Injunctive Relief.			30

CONCLUSION				32

- ii -

TABLE OF AUTHORITIES

Page(s)
Cases
Avnet, Inc. v. Scope Indus.,
499 F. Supp. 1121 (S.D.N.Y. 1980)	21

Binghamton Masonic Temple Inc. v. City of Binghamton,
623 N.Y.S.2d 357 (N.Y. App. Div. 3d Dep’t 1995)	28

Blue Chip Stamps v. Manor Drug Stores,
421 U.S. 723 (1975)	20

Dirks v. SEC,
463 U.S. 646 (1983)	21

Dunton v. County of Suffolk,
729 F.2d 903 (2d Cir.1984)	27

Edgar v. Mite Corp.,
457 U.S. 624 (1982)	22

Electronic Specialty Co. v. International Controls Corp.,
409 F.2d 937 (2d Cir. 1969)	31

Freedom Nat’l Bank of New York v. Daniels & Bell, Inc.,
528 F. Supp. 680 (S.D.N.Y. 1981)	21

GAF Corp. v. Milstein,
324 F. Supp. 1062 (S.D.N.Y.), aff’d in relevant part, 453 F.2d 709 (2d Cir. 1971)	21

Gold Fields Ltd. v. Harmony Gold Mining Co.,
2004 WL 2710030 (S.D.N.Y. Nov. 23, 2004)	18

Grumman Corp. v. LTV Corp.,
527 F.Supp. 86 (E.D.N.Y. 1981)	31

Hanson Trust PLC v. SCM Corp.,
774 F.2d 47 (2d Cir. 1985)	17

Iavarone v. Raymond Keyes Assocs.,
733 F. Supp. 727 (S.D.N.Y. 1990)	17, 18

In re Adelphia Communications Corp.,
361 B.R. 337 (S.D.N.Y. 2007)	31

- iii -

Page(s)

Iroquois Indus., Inc. v. Syracuse China Corp.,
417 F.2d 963 (2d Cir. 1969)	21

John Labatt Limited v. Onex Corp.,
890 F. Supp. 235 (S.D.N.Y. 1995)	16, 20

Ranger Oil Ltd. v. Petroband Energy & Resources, Ltd.
2000 WL 33115906 (S.D.N.Y. May 23, 2000)	21

Raybestos-Manhattan, Inc. v. Hi-Shear Indus., Inc.
503 F. Supp. 1122 (E.D.N.Y. 1980)	21, 31

Rondeau v. Mosinee Paper Corp.,
422 U.S. 49 (1975)	18, 22

Schmidt v. Enertic Corp.,
598 F.Supp. 1528 (S.D.N.Y. 1984)	17

Special Situations Cayman Fund, L.P. v. Dot Com Entm’t Group, Inc.,
2003 WL 23350128 (W.D.N.Y. Dec. 5, 2003)	18

Standard Metals Corp. v. Tomlin,
503 F. Supp. 586 (S.D.N.Y. 1980)	21

Tang Capital Partners, LP v. Cell Therapeutics, Inc.,
591 F. Supp. 2d 666 (S.D.N.Y. 2008)	16

Tellabs, Inc. v. Makor Issues & Rights, Ltd.,
551 U.S. 308 (2007)	26, 27

United States v. Chestman,
903 F.2d 75 (2d Cir. 1990)	23

United States v. Falcone,
257 F.3d 226 (2d Cir. 2001)	26

United States SEC v. Suman,
2010 WL 532060 (S.D.N.Y. Feb. 11, 2010)	26

Walzer v. UAL Corp.,
351 Fed. Appx. 551 (2d Cir. 2009)	20

- iv -

Page(s)
Statutes and Rules

28 U.S.C. § 1332	27

Fed. R. Civ. P. 65(c)	31

SEC Rule 10b-5	passim

SEC Rule 14e-3	passim

Miscellaneous

SEC Manual of Publicly Available Telephone Interpretations No. 32, Rule 14e-3	23

Securities Exchange Act Rel. 34-17120, 1980 WL 20869 (Sept. 4, 1980)	23

S. Rep. No. 550, 90th Cong., 1st Sess., 3 (1967)	17

- v -

Defendants Sembcorp Utilities Pte Ltd. (“Sembcorp Utilities”) and Sembcorp Industries Ltd. (“Sembcorp Industries,” and together with Sembcorp Utilities, “Sembcorp”) respectfully submit this Opposition to Plaintiff Cascal N.V.’s (“Cascal” or the “Company”) Application for a Temporary Restraining Order and Preliminary Injunction (the “Application”) pursuant to Federal Rule of Civil Procedure 65.

PRELIMINARY STATEMENT

The Application is a transparent attempt by an entrenched company board to leverage completely fatuous legal claims to frustrate a tender offer and gain negotiating advantage. Moreover, Plaintiff’s request for a temporary restraining order is an emergency of its own making. Negotiations concerning the Tender Offer have been going on for over six months and the formal announcement of the Tender Offer issued publically on April 26, 2010, more than two weeks ago. And, there is not a scintilla of support for Plaintiff’s reckless allegation that Sembcorp intends to disclose confidential, price sensitive information belonging to Cascal in conjunction with its offer to purchase Cascal shares. Such disclosure would occur if, but only if, directed by the Court.

More than six months ago, the Company knew Sembcorp was seeking to acquire the shares of its majority shareholder (Biwater Investments Ltd.), potentially in a tender offer for all Company shares. Indeed, in November 2009, the Company entered into a confidentiality agreement with Biwater so that Biwater could share information with Sembcorp for its due diligence (the “Letter Agreement” (Ex.1 A)). That Agreement expressly acknowledged the possibility that Sembcorp would acquire the Biwater stake as part of a tender offer, i.e., noting that Sembcorp might purchase the Biwater stake outright, or:

pursuant to an offer or tender for all of the share capital of Cascal not already held by it either: (A) following its acquisition of those Cascal shares sold by Biwater to that Potential Purchaser in the Proposed Transaction; or (B) which includes those Cascal shares sold by Biwater to that Potential Purchaser in the Proposed Transaction. (Emphasis added).

[1]	“Ex.” herein refers to exhibits attached to the accompanying Declaration of Anthony M. Candido, dated May 12, 2010.

(Letter Agreement § (e)(ii). (Ex. A).) It also contemplated that Sembcorp would enter into a related non-disclosure agreement with Biwater, which Sembcorp did (the “NDA”).

Only now — after the Company’s own bid for Biwater’s shares was duly considered and rejected as inferior — has the Company asserted that the very agreements designed to facilitate due diligence for the deal, somehow would be breached by the transaction itself. That simply makes no sense, and even a cursory reading of the contracts makes clear that it cannot be.

Precisely to permit the consummation of the contemplated transactions in accordance with securities laws, Section 10.3 of the NDA expressly provides that “for the avoidance of doubt . . . the rights and obligations of this letter will no longer apply in the event that an agreement implementing the Proposed Transaction is executed” between Sembcorp and Biwater. Such an agreement has been executed — the Tender Offer and Stockholder Support Agreement (what Cascal pejoratively calls the “Lock-Up Agreement”) — and accordingly, Sembcorp is free to disclose any information it received in due diligence as may or may not be necessary to consummate the transaction. Cascal does not mention Section 10.3, but, for this simple reason, there is no breach of contract or any threatened breach of any ongoing confidentiality obligation. Evn if the NDA still applied, Section 2(d) of that agreement makes an exception for information that is required to be disclosed by law or “regulatory authority (including without limitation, any securities exchange).”

The Amended Complaint’s bootstrapped “insider trading” claim — i.e., that Sembcorp would be trading on “inside” information because it is purportedly under an obligation to keep due diligence materials confidential — fails on the same grounds. Indeed, Cascal’s “insider trading claim” is little more than a dressed up (albeit defective) breach of contract claim. Cascal concedes that its real concern is that if Sembcorp proceeds with the tender offer it will disclose “confidential” material. (See, e.g., Mem. at 13.) But if Sembcorp does so it will not be violating the securities laws, and without that claim, this Court has no subject matter jurisdiction.

This comes on top of several other basic threshold legal deficiencies in the Amended Complaint. Cascal asserts violations of Section 10(b) and Rule 10b-5, but courts in this Circuit are clear that a target company itself has no standing to seek injunctive relief (let alone damages claims) under Rule 10b-5. Cascal claims an “insider trading” violation of Section 14(e), but the relevant SEC rule under that statute — SEC Rule 14e-3 — makes clear that it does not apply to a tender offeror, i.e., here Sembcorp. And, Cascal claims Sembcorp violated a non-disclosure agreement, but the Company is not a party to that agreement and its right to assert third party beneficiary claims is expressly conditioned on obtaining Biwater’s prior written consent, which it does not have.

In the end, the Application represents a cynical gambit by management to interfere with Sembcorp’s ability to extend an offer to purchase the outstanding shares of the Company while simultaneously precluding shareholder consideration of the offer. The Company has not made even a minimal showing that there will be irreparable harm absent the injunctive relief it seeks. All of Plaintiff’s stated concerns boil down to the notion that somehow Sembcorp’s tender offer will impair the value of the shares (owned by the shareholders), but that is a purely financial harm compensable by monetary damages (on the presumption that the Plaintiff’s claims are valid, which they are not). And in reality, frustrating the tender offer will only deprive public shareholders of the opportunity to get the same deal negotiated by the Company’s majority shareholder. This is precisely what everyone agreed should not happen. This and the lack of serious questions going to the merits of the claims means that a temporary restraining order or a preliminary injunction is wholly inappropriate.

BACKGROUND

I.	The Parties.

This suit concerns a tender offer for the shares of a Dutch corporation — Cascal N.V. — which invests in and operates water and wastewater facilities in the U.K., China, South Africa, Chile, Indonesia, Panama, Antigua, and The Philippines. A special committee of the Board of Directors opposes the transaction, and has directed the filing of this suit.

The offeror is Sembcorp Utilities, a Singaporean limited liability company, which provides energy, and water services. Sembcorp Utilities operates in Singapore, the U.K., China, Vietnam, the United Arab Emirates, and Oman. It is the wholly owned subsidiary of Sembcorp Industries, a Singaporean corporation and leading utilities and marine group, which provides centralized utilities, energy, and water to industrial and other customers in Singapore, the U.K., Asia, and the Middle East.

Biwater Investments Ltd. (which holds an approximately 58.5% interest in the share capital of the Company) and its parent Biwater Holdings Limited (together “Biwater”), are both limited liability companies existing under the laws of England & Wales. Under the “Tender Offer and Stockholder Support Agreement” that Sembcorp Utilities entered into with Biwater Investments Ltd,, Sembcorp agreed to launch the Tender Offer and Biwater agreed to tender its shares.

II.	Sembcorp’s Non-Binding Offer to Acquire Biwater’s Stake as Part of a Tender Offer.

Although Cascal now seeks to enjoin on an emergency basis Sembcorp’s Tender Offer for the Company’s shares, Cascal has known about the possibility of this transaction for a long time.

Since at least 2008, Biwater has been exploring a potential sale of its stake in the Company through a sale process coordinated by the Global Banking and Markets division of HSBC Bank plc (“HSBC Advisory”), Biwater’s financial advisor. In August 2008, Sembcorp became aware of those efforts and expressed interest in entering into the sale process. But after some initial activity, including Sembcorp making an indicative non-binding offer to purchase Biwater’s stake at $10.65 per share (the then-market price 2 ), Sembcorp was informed that it had not been selected to participate in the next stage of the sales process. Biwater ultimately did not sell its stake to another party.

About eight months ago, Sembcorp learned that Biwater was again soliciting offers for its shares. After some initial discussions, on October 12, 2009, Sembcorp submitted another non-binding offer to Biwater (the “Non-Binding Offer”), this time at a price range of $6.25 to $7.00 per share. (See Letter from Tan Cheng Guan to John Mellett and Calvin Man of HSBC Advisory, dated October 12, 2009 (Ex. B).) The closing price of Cascal’s shares on October 9, 2009 (the last full trading day prior to the Non-Binding Offer) was $5.92.3 The Non-Binding Offer, however, was expressly “subject to [Sembcorp] successfully acquiring the balance 41.5% of the issued share capital of Cascal at the time of its acquisition of the [Biwater] Stake,” i.e., a tender offer. (Non-Binding Offer, p. 1 (emphasis added) (Ex. B).)

[2]	This was at a time when the British Pound was more than 25% more valuable compared to the U.S. dollar than it is today. That exchange rate impacts the Company’s stock price because, according to Cascal’s 2009 20-F filing, a majority of the Company’s revenues from continuing operations come from the U.K.
[3]	A chart showing the price levels of Sembcorp’s various offers and Cascal’s trading price is attached as Exhibit C hereto.

III.	Cascal Agrees to Provide Information to Facilitate Sembcorp’s Due Diligence into a Potential Acquisition of Biwater’s Stake in the Company, Including in a Tender Offer for All Outstanding Shares of Cascal.

Shortly thereafter, Biwater’s advisors informed Sembcorp that Cascal was willing to cooperate with Biwater in providing due diligence to bidders in the sale process and had formed a special committee of the Company’s Board of Directors to assist in that regard. It is our understanding from Biwater that the Company’s Board of Directors was made aware by Biwater of the Non-Binding Offer submitted by Sembcorp on October 12, 2009, including the price range of $6.25 to $7.00, as well as the envisaged transaction structure, i.e., a potential tender offer.

Based on the terms of the Non-Binding Offer, including the price range, Sembcorp was informed by HSBC Advisory on October 21, 2009 that it had been admitted into the next stage of the sale process.

We understand from Biwater that precisely to facilitate the due diligence of prospective purchasers (including Sembcorp), Cascal entered into a confidentiality agreement with Biwater (the “Letter Agreement” (Ex. A)). In that agreement, Cascal (i) expressly acknowledged that Biwater had entered into discussions with prospective purchasers (specifically identifying Sembcorp) concerning a potential sale of shares of the Company; and (ii) agreed to give Biwater confidential information about the Company in connection with those discussions, so that Biwater could share that information with prospective purchasers (including Sembcorp) for its due diligence.

The Letter Agreement also required Biwater to enter into a confidentiality agreement with prospective purchasers prior to disclosing the Company’s information to it, in the form of a non-disclosure agreement. Biwater and Sembcorp executed the non-disclosure agreement the same day (the “NDA” (Ex. D)).

The NDA imposed various confidentiality restrictions on Sembcorp during the period of its evaluation and negotiation of a deal with Biwater. Sembcorp also agreed that if those negotiations fell through, it would be subject to two relevant restrictions on its ability to purchase shares in the Company. First, under the NDA’s “Standstill” provision, Sembcorp agreed that it would not seek to acquire shares in the Company for a period of 12 months “from the date on which negotiations between [Sembcorp and Biwater] . . . cease.” (NDA § 7 (Ex. D).) Second, under a “Insider Dealing” clause, Sembcorp agreed that “until all Information received by the Offeror or its advisors under [the NDA] has ceased to be price sensitive,” it would not seek to acquire Cascal shares. (NDA § 6.2 (Ex. D).)

Although the NDA provided that Biwater could consent in writing to a waiver of the Standstill provisions, the Letter Agreement required Biwater to obtain Cascal’s consent to do so. (Letter Agreement, § (e) (Ex.A).) However, the Letter Agreement also made clear that the potential transactions contemplated by the parties were not subject to the Standstill. To avoid any doubt that the restriction prevented the very transactions the contracts were designed to facilitate, the parties expressly carved out from the Standstill both (i) a direct purchase of the Biwater stake and (ii) a tender offer for all shares (either after such an acquisition or including the Biwater stake). The Letter Agreement sought to ensure that Biwater did not negotiate a sweetheart deal for itself by requiring any party who might make a tender offer to purchase all the shares at the same price Biwater negotiated for itself. Section (e) of the Letter Agreement stated in relevant part:

. . . Cascal’s prior written consent shall not be required [to waive the Standstill provisions]:

(i)	for the consummation of the Transaction; or

(ii)	in connection with a Potential Purchaser acquiring or offering to acquire . . . any interest in any shares of Cascal pursuant to an offer or tender for all of the share capital of Cascal not already held by it either:

(A)	following its acquisition of those Cascal shares sold by Biwater to that Potential Purchaser in the Proposed Transaction; or

(B)	which includes those Cascal shares sold by Biwater to that Potential Purchaser in the Proposed Transaction.

in each case where (i) such acquisition or offer is made on the same terms (including as to price and form of consideration) for all Cascal shares (including those being acquired from Biwater in the Transaction) …

(Letter Agreement, § (e) (Ex.A).)

The NDA also made clear that the Standstill provision, the Insider Dealing clause, and the confidentiality provisions generally, were intended to protect only against use and disclosure of the Company’s information in case Sembcorp’s negotiations with Biwater did not work out. If Sembcorp was able to reach a deal with Biwater, the NDA specifically provided that Sembcorp was not bound to any of those restrictions. Section 10.3 of the NDA explicitly states:

. . . the Offeror acknowledges and agrees that the obligations set out in this letter will survive termination of negotiations or discussions between the Offeror and the Seller, should the Proposed Transaction not be implemented. For the avoidance of doubt, and with the exception of any accrued rights or obligations, the rights and obligations of this letter will no longer apply in the event that an agreement implementing the Proposed Transaction is executed between the Offeror [i.e., Sembcorp] and the Seller [i.e., Biwater] or any member of the Seller’s Group.

(NDA § 10.3 (emphasis added) (Ex D).)

Nothing in either the NDA or the Letter Agreement sets a price floor for any tender offer of the Company’s shares, and Sembcorp’s Non-Binding Offer remained non-binding.

IV.	Sembcorp Presents Its Proposal for a Tender Offer to Cascal’s Board, and a Special Committee of That Board Says It Wants Sembcorp to Offer a Higher Price.

After a period of due diligence, on December 14, 2009, Sembcorp made a conditional offer to Biwater, indicating a price of $6.50 to 7.00 per share (the closing price of the Company’s stock on December 11, 2009, the last full trading day prior to the conditional offer was $5.66). The conditional offer stated that Sembcorp’s preferred transaction structure was a tender offer, conditioned on Biwater’s irrevocable undertaking to tender its stake in that offer and a recommendation to shareholders from the Company’s Board of Directors. (See Letter from Tan Cheng Guan to John Mellet, dated December 14, 2009 (Ex. E).) Specifically, the conditional offer stated:

[Sembcorp] is considering that the Acquisition be executed through a voluntary tender offer (“VTO”) with certain conditions including an up-front irrevocable undertaking from Biwater . . . to tender its 58.5% stake in Cascal in the said VTO. [Sembcorp] would also like to discuss with Biwater a suitable approach to procure a recommendation of Cascal’s Board of Directors to the Cascal shareholders regarding the said VTO . . .

(Ex. E.)

The conditional offer also highlighted that Sembcorp sought a transaction structure that would maximize the chances of acquiring a 100% stake in Cascal, and that Sembcorp would seek to make the Company private, as it had been for almost a decade prior to its 2008 IPO. It is our understanding from Biwater, that Biwater informed Cascal’s Board of the conditional offer submitted by Sembcorp on December 14, 2009, including the price range of $6.50 to $7.00, as well as the plans to delist and deregister the shares.

On December 23, 2009, HSBC Advisory informed Sembcorp that Biwater was prepared to grant Sembcorp exclusivity until January 31, 2010, in order to complete its due diligence, and was willing to work together with Sembcorp to determine a suitable approach to procure a recommendation from the Company’s Board.

Thereafter, due diligence continued on the transaction, including discussions with Cascal’s senior management concerning various items.

On March 1, 2010, Sembcorp met with Cascal’s Board of Directors and presented its intention to enter into discussions regarding a firm offer that would entail Sembcorp making a tender offer to acquire all the issued and outstanding shares of the Company at a price between $6.50 and $7.00 (the closing price of the Company’s shares on February 26, 2010, the last full trading day prior to Sembcorp’s discussion with the Company’s Board was $5.70). Sembcorp proposed that the tender offer would be conditioned on Biwater’s irrevocable undertaking to tender, the Board’s recommendation, and a minimum condition of 80% of the issued and outstanding shares of the Company being validly tendered. Sembcorp also made clear that after the acquisition it would seek to delist from the New York Stock Exchange and deregister Cascal shares under U.S. securities laws so that Cascal would once again be a privately owned company.

After the meeting, Biwater informed Sembcorp that a “special independent committee” of the Board had indicated that it would not be able to recommend the offer because it believed the price should be higher.

However, neither the Board nor its “special independent committee” so much as suggested that a tender offer would violate the NDA, or that the confidentiality provisions of the NDA would preclude such a transaction under the securities laws for any reason. The only objection was price. This, notwithstanding that the price range indicated was consistent with prior offers made by Sembcorp since October 2009,4 when the Company gave Sembcorp access to due diligence material.

[4]	Sembcorp’s offers represented a premium over the 3, 6, and 12 month volume weighted average trading price as of the date announced.

HSBC and Biwater then advised Sembcorp to consider proposing a fixed price, rather than a range, in a written offer to both Biwater and the Cascal Board.

V.	Sembcorp Presents Firm Offer for a Tender Offer to Cascal’s Board, and a Special Committee of That Board Again Says It Wants Sembcorp to Offer a Higher Price.

On March 7, 2010, Sembcorp submitted a letter to the Cascal Board making a firm offer “to acquire 100% of Cascal . . . by way of a voluntary tender offer (the “VTO”) on a recommended basis” at a price of $6.75 per share (Letter from Sembcorp to Cascal Board, dated March 7, 2010 (Ex. F).) That price was up from the bottom range figure of $6.50 Sembcorp had presented a week earlier (and higher than the $6.00 per share price then-prevailing on the public market).

On March 11, 2010, the Special Committee of Cascal’s Board informed Sembcorp that “[b]ased on our review of your March 7 letter, we cannot make a recommendation to our Board to support your proposed transaction because we believe the offer described in that letter is inadequate.” (Letter from Special Committee of Cascal Board to Tan Cheng Guan, dated March 11, 2010 (Ex. G).)

The Special Committee’s letter (signed by Charles Auster, Willy Biewinga, and Mitchell Sonkin) did not assert that a tender offer would violate the NDA, or that the confidentiality provisions of the NDA would preclude such a transaction under the securities laws for any reason.

VI.	Cascal’s Special Committee Presents an Alternative Proposal to Biwater.

After Cascal’s Special Committee declined to provide a recommendation to the Cascal Board on Sembcorp’s proposed tender offer, negotiations between Sembcorp and Biwater continued after Biwater sent a letter to Sembcorp indicating a willingness to continue discussions. Sembcorp and Biwater executed a revised exclusivity letter, extending the exclusivity period to March 31, 2010.

As Sembcorp and Biwater were getting close to a deal, Cascal’s Special Committee presented an alternative offer to Biwater to purchase all or a substantial part of Biwater’s stake in the Company. Biwater did not believe that the Cascal offer was as attractive as Sembcorp’s proposal, among other reasons because Biwater perceived that there were issues concerning Cascal’s ability to finance the deal.

On April 21, 2010, Cascal’s lawyers at the Quinn Emmanel firm wrote to Biwater’s board explaining that the Company believed its offer was better than Sembcorp’s and warning that “a failure to give due consideration to Cascal’s proposal will constitute a breach of [the Biwater directors’] duties that could subject Biwater’s directors to liability.” (Letter from Quinn Emmanuel to the Directors of Biwater Holdings Limited, dated April 21, 2010 (Ex. H).) The lawyers’ letter did not suggest that a deal between Biwater and Sembcorp would violate the Letter Agreement, the NDA, or any securities laws.

On April 22, 2010, Biwater’s lawyers responded, noting that the Biwater board would “consider all proposals before them on their merits and with the benefit of independent professional advice.” (Letter from Allen & Overy to Quinn Emmanuel, dated April 22, 2010 (Ex. I).)

VII.	Biwater Decides to Sell Its Shares to Sembcorp and Executes a Tender Offer and Stockholder Support Agreement with Sembcorp.

In the end, Biwater’s board decided to take Sembcorp’s deal, rather than the one proposed by Cascal. On April 26, 2010, Sembcorp and Biwater executed a Tender Offer and Stockholder Support Agreement (the “Transaction Agreement” (Ex. J)), pursuant to which Sembcorp agreed to commence a tender offer for all the issued and outstanding Common Shares of the Company within 20 calendar days (i.e., by May 16) and Biwater agreed to tender its shares in that offer and that it would not otherwise dispose of its shares in the meantime.

The Transaction Agreement also sets out various price terms and share thresholds that would govern Sembcorp’s tender offer. Specifically, Sembcorp would offer to acquire all of the issued and outstanding shares of the Company at a price of $6.75 per share, subject to the condition that at least 80% of the shares be validly tendered. If the 80% condition is not met, Sembcorp would reduce the offer price to $6.40 per share, and reduce the 80% threshold to 17,868,543 shares (i.e., the number of shares held by Biwater).

That day, Sembcorp also filed a Schedule 13D with the SEC, which, among other things, disclosed the terms of the agreement between Sembcorp and Biwater, and set out Sembcorp’s intentions to cause the Company to delist its shares from the New York Stock Exchange (the “Schedule 13D” (Ex. K)).

VIII.	Cascal’s Special Committee Responds to the Schedule 13D Filing and Biwater’s April 22 Letter.

On April 26, 2010, the Company issued a press release stating that its Board had determined that the Tender Offer was “inadequate and coercive.” (Cascal Press Release, dated April 26, 2010 (Ex. L).) The press release quoted Michael Wager (then a Cascal Board member) as Chairman of the Special Committee. No reference to any purported contractual or securities law violation was made in the statement.

On April 29, 2010, Cascal’s lawyer responded to Biwater’s April 22, 2010 letter. The lawyer’s letter did not mention the Schedule 13D filing or the fact that Biwater already had executed an agreement with Sembcorp. Nor did it suggest that a deal between Biwater and Sembcorp would violate the Letter Agreement, the NDA, or any securities laws.

Instead, Cascal’s lawyer reiterated Cascal’s “concern” that the Cascal “proposal was not being considered properly by Biwater’s directors . . . [and] to underscore the serious consequences of such a failure by the directors.” (Letter from Quinn Emmanuel to Allen & Overy, dated April 29, 2010 (Ex. M).)

Cascal also requested “pursuant to paragraph (d)(ii) of the Letter Agreement, that Biwater exercise immediately its right under clause 4 [of the NDA] to require Sembcorp to return, destroy or expunge all Cascal Confidential Information.” (Ex. M.)

IX.	Cascal Files the Complaint.

On April 30, 2010, Cascal filed a Complaint against Sembcorp and Biwater, seeking to enjoin the Tender Offer, the use of Cascal’s confidential information, and for money damages. On May 11, 2010, Cascal filed a substantially similar Amended Complaint.

Cascal asserts two claims against Sembcorp.

First, that Sembcorp allegedly violated Section 10(b) and Section 14(e) because the “Sembcorp Defendants, in making their Tender Offer, had access to material nonpublic information,” i.e., the very information Cascal provided to Sembcorp (via Biwater) for Sembcorp’s due diligence process. (Am. Compl. ¶¶ 41-46.)

Second, that Sembcorp violated its NDA with Biwater. Specifically, Cascal claims that Sembcorp violated the “Insider Dealing” provision in Section 6.2, which restricted Sembcorp’s purchases of Cascal’s shares (until information it received concerning Cascal “ceased to be price sensitive”), if Sembcorp failed to reach an agreement with Biwater. (Am. Compl. ¶ 49.) Cascal also asserts that Sembcorp violated Section 1.2 of the NDA, which simply provides that Sembcorp would use the due diligence material it received “solely for the purpose of evaluating and negotiating the Proposed Transaction [i.e., its deal with Biwater] and for no other purpose.” (Am. Compl. ¶ 50.)

Cascal claims it can sue as a third party beneficiary of the NDA, as Section 10.9 of the NDA provides that Cascal “may with the prior written consent of [Biwater], enforce the terms of this letter.” (Am. Compl. ¶ 48.) Biwater has not provided such consent to Cascal, however, and Cascal does not assert otherwise.

As against Biwater, Cascal claims that Biwater somehow “aided and abetted” Sembcorp’s purported securities law violations (see Am. Compl. ¶ 46) and that Biwater violated its Letter Agreement with Cascal. For its breach of contract claim, Cascal asserts that the Letter Agreement restricted Biwater from waiving the NDA’s Standstill provision — which restricted Sembcorp’s acquisition of shares for 12 months if Sembcorp could not reach a deal with Biwater — without Cascal’s prior consent, unless the acquisition of Biwater shares in the tender offer would be on the “same terms” as offered to other shareholders. (See Letter Agreement, § 7 (Ex. A).) Cascal asserts that the acquisition of Biwater shares in the Tender Offer is not on the “same terms” because Biwater’s terms are less favorable than are being offered to other shareholders. (Am. Compl. ¶ 55). According to Cascal, the “offer” to Biwater is less favorable than to the other shareholders (and therefore different) because Biwater is required to tender its shares in the Tender Offer, and other shareholders are not.

X.	The Chairman of Cascal’s Special Committee Resigns from the Cascal Board to Become an “Advisor” and to Lead the Opposition to the Tender Offer.

On May 5, 2010, the Company announced that the Chairman of its Special Committee, Michael Wager resigned from the Board to become an “advisor” and “spokesperson” for the

Company in its “bid to repel [the] proposed Sembcorp tender offer.” (Cascal Press Release, May 5, 2010 (Ex. N).) The press release made no mention of the fact that Mr. Wager had arranged to receive $900,000 in cash and 200,000 restricted shares of the Company in compensation in his new role. These amounts represent in excess of 1% of the entire market capitalization of the Company, and are a multiple of the compensation received by the Company’s CEO.5

On May 4, 2010, in a discussion with a Sembcorp officer, Mr. Wager threatened to make Sembcorp’s tender offer very difficult and expensive unless Sembcorp would agree to raise the price of the tender offer, among other demands. Mr. Wager also threatened to institute litigation in at least two other forums, including the United Kingdom and the Netherlands.

On May 11, 2010, the Company filed the Application seeking to enjoin the Tender Offer.

ARGUMENT6

In the Second Circuit, a court should not issue a preliminary injunction or a temporary restraining order unless the moving party demonstrates that it will suffer irreparable harm absent injunctive relief and either (i) it is likely to succeed on the merits of his claim; or (ii) that there are sufficiently serious questions going to the merits to make them fair ground for litigation, and the balance of hardships tips decidedly in favor of the moving party. Tang Capital Partners, LP v. Cell Therapeutics, Inc., 591 F. Supp. 2d 666, 670 (S.D.N.Y. 2008). A preliminary injunction is an extraordinary remedy, and “[c]ourts are reluctant to permit targets of tender offers to use preliminary injunctions as a tool to delay or defeat legitimate tender offers.” John Labatt Ltd. v. Onex Corp., 890 F. Supp. 235, 244 (S.D.N.Y. 1995). As the Second Circuit has warned:

The preliminary injunction . . . is one of the most drastic tools in the arsenal of judicial remedies [and] must be use with great care, lest the forces of the free market place, which in the end should determine the merits of takeover disputes, are nullified.

[5]	Mr. Wager also resigned his partnership at the Squire Sanders firm, the Special Committee’s counsel, purportedly to devote his full attention to frustrating Sembcorp’s tender offer.
[6]	In addition to all the reasons set forth herein, the Application should be denied because, as set out fully in Biwater’s Memorandum of Law in Support of Its Motion to Dismiss, dated May 12, 2010 (the “Biwater Memorandum”), the case should be dismissed on forum non conveniens grounds. Sembcorp refers to and adopts the arguments in the Biwater Memorandum to the extent they are applicable to it. In addition, Sembcorp reserves its rights to move to dismiss the Amended Complaint on all grounds, including for lack of personal jurisdiction, when its response to the Amended Complaint is due.

Hanson Trust PLC v. SCM Corp., 774 F.2d 47, 60 (2d Cir. 1985).

Here, Cascal’s suit represents an effort to gain some commercial advantage with trumped up legal claims and it should be roundly rejected. Cascal’s petition for a preliminary injunction or temporary restraining order should be denied because (i) Cascal cannot show irreparable harm; (ii) there is not even a serious question going to the merits of Cascal’s purported claims; and (iii) the balance of hardships favors denying a temporary restraining order or preliminary injunction.

I.	No Preliminary Injunction or Temporary Restraining Order Should Issue Because Cascal Will Suffer No Irreparable Harm from the Tender Offer.

There is “an unmistakably clear requirement in this Circuit that movants for equitable relief must show irreparable harm, non-compensable in money damages, in all circumstances in which an injunction is requested.” Iavarone v. Raymond Keyes Assocs., 733 F. Supp. 727, 731 (S.D.N.Y. 1990) (citing Schmidt v. Enertic Corp., 598 F. Supp. 1528, 1539-42 (S.D.N.Y. 1984)). Here, Cascal’s alleged grounds for finding irreparable harm (see Mem. at 13-14) do not in fact support injunctive relief.

First, Cascal’s argument that under Section 10.2 of the NDA Sembcorp has “conceded” to permit Cascal to seek injunctive relief (Mem. at 13) ignores the express contractual limitations on Cascal’s rights. As discussed in greater detail infra, the NDA expressly provides that Cascal’s ability to assert any rights as a third party beneficiary is conditioned on receiving Biwater’s prior written consent, which it does not have. (See NDA § 10.9 (Ex. D).)

Second, Cascal asserts that the Tender Offer is at a price “less than fair value” and “well below a value” that purportedly could be achieved if some unspecified company strategy were pursued instead. (See Am. Compl. ¶¶ 39, 40; Mem. at 14.) This is a purely financial harm and precisely the sort that courts routinely find is compensable by money damages.7 See, e.g., Gold Fields Ltd. v. Harmony Gold Mining Co., 2004 WL 2710030, at *18 (S.D.N.Y. Nov. 23, 2004) (plaintiff failed to establish irreparable harm because, inter alia, the remedy for selling at a reduced price is damages); Rondeau v. Mosinee Paper Corp., 422 U.S. 49, 60 (1975) (“persons who allegedly sold at an unfairly depressed price have an adequate remedy by way of an action for damages, thus negating the basis for equitable relief”); Iavarone, 733 F. Supp at 732.

Third, Cascal’s allegations concerning Sembcorp’s purported “threat” to delist and deregister the Company’s shares after the Tender Offer (see Mem. at 14) is of no different kind. “[T]o the extent that plaintiff[’s] ultimate complaint about the [Company’s] pending de-listing is the illiquidity of its shares — and the consequent devaluation of plaintiffs’ holdings — plaintiffs may seek money damages for any loss in value.” Special Situations Cayman Fund, L.P. v. Dot Com Entertainment Group, Inc., 2003 WL 23350128, at *2 (W.D.N.Y. Dec. 5, 2003). Liquidity is simply a component of share value. In addition, Cascal’s concern about a potential loss of liquidity (Am. Compl. ¶ 40) is wholly disconnected from any claim of wrongdoing, i.e, the allegations that Sembcorp misused confidential information. There is no claim, for example, that

[7]	In reality, the Tender Offer is a benefit to Cascal’s shareholders, all of whom are being given an opportunity to sell their shares at the same price negotiated by the Company’s majority shareholder, which has marketed its control stake over the course of two years. In that context, the Special Committee’s attempt to frustrate the Tender Offer simply prevents public shareholders from choosing to participate in the deal.

Sembcorp would be acting wrongfully by taking the Company private (which it had been for the virtual entirety of its existence), or that its purported “threat” is in any way unlawful. It is the act of purchasing the Company’s shares, not Sembcorp’s plans for the Company afterwards, that is at issue.8

Fourth, the conclusory assertion that Sembcorp will disclose “confidential” information of Cascal if the tender offer proceeds does not support a temporary restraining order, because (i) although Sembcorp does not believe that it has any material, price-sensitive non-public information to disclose, and so intends to disclose nothing further (unless, of course, the Court were to find that some category of information needed to be disclosed, at a date after this Court has had an opportunity to consider the application for a preliminary injunction); and (ii) as discussed, infra, the NDA under which Sembcorp received the information at issue “no longer appl[ies]” by its express terms (NDA § 10.3 (Ex. D)) and thus Sempbcorp is free to disclose it.

And fifth, Cascal’s vague assertion that “the misappropriation of Cascal’s confidential information will result in the irretrievable loss of value of this significant asset” after the Sembcorp defendants “have completed their exploitation of Cascal’s confidential information in launching the tender offer” says nothing new. (Mem. at 14.) The purported harm referenced here either is the “diminished” value of the stock or the purported release of confidential information, allegations which, for the reasons stated, do not support injunctive relief.

[8]	Cascal asserts that a delisting and deregistering of the stock will “fundamentally alter Cascal’s corporate structure.” (Mem. at 14.) But a delisting or deregistering of the stock does nothing to affect how the Company is run or structured; it affects only how the stock is treated.

II.	No Preliminary Injunction or Temporary Restraining Order Should Issue Because Cascal’s Underlying Claims Against Sembcorp Are Facially Deficient.

A.	Cascal’s Complaint Fails to State a Claim under the Securities Exchange Act of 1934.

Cascal’s insider trading theory based on purported violations of Section 10(b) and Section 14(e) is without any basis in law or fact. First, as a threshold matter, the claim fails because Cascal has no standing to seek an injunction for a Section 10(b) violation here, and also because, the relevant SEC rule under Section 14(e) — SEC Rule 14e-3 — makes clear that it does not apply to a tender offeror. Second, Cascal does not plead an insider trading violation, and, although Sembcorp does not believe that it has any material non-public information, Sembcorp is free to, and will (if the Court were to determine that Sembcorp was required to) disclose any material non-public information it might have before purchasing any shares.

1.	Cascal’s Securities Law Claim Does Not Meet Even Threshold Legal Requirements.

(a)	Cascal Has No Standing to Seek an Injunction for Violations of Rule 10b-5.

As a general matter, only investors who have actually purchased or sold relevant securities can maintain claims under Section 10(b) and Rule 10b-5. See Blue Chip Stamps v. Manor Drug Stores, 421 U.S. 723, 754-55 (1975). Cascal is not a purchaser or seller of securities here, nor will its shares be part of the Tender Offer — and Cascal does not claim otherwise.9

Nor does Cascal have standing to seek injunctive relief under Rule 10b-5 to contest a tender offer. As the Court explained in John Labatt Ltd., 890 F. Supp. at 247, “in a tender offer, where ‘there is an admitted fight for control of plaintiff between the defendants and entrenched

[9]	Shares held by Cascal, if any, are treasury shares, not “outstanding shares” subject to the Tender Offer. See Walzer v. UAL Corp., 351 Fed. Appx. 551, 553 (2d Cir. 2009).

management,’ the target is not ‘a disinterested party protecting merely the markets and its shareholders from fraudulent acts’” (quoting GAF Corp. v. Milstein, 324 F. Supp. 1062, 1072 (S.D.N.Y.), aff’d in relevant part, 453 F.2d 709 (2d Cir. 1971)). Accordingly, courts in this Circuit have routinely denied a target company standing to seek a preliminary injunction under Section 10(b) and Rule 10b-5.10 Moreover, here, Cascal plainly is not a disinterested party, because its Special Committee (which controls this litigation) was seeking to have Biwater sell its shares to the Company rather than Sembcorp, and the members of that Board committee are acting to preserve their positions at the Company.

In addition, Cascal can identify no direct injury it has suffered or will suffer as a result of the purported insider trading. As Courts have recognized, any harm caused by insider trading is solely harm to the shareholders, and not direct injury suffered by the Company itself. See Ranger Oil Ltd. v. Petroband Energy & Resources, Ltd., 2000 WL 33115906, at *9 (S.D.N.Y. May 23, 2000) (citing Dirks v. SEC, 463 U.S. 646, 672 n. 7 (1983) (Blackmun, J., dissenting) (“Insider trading generally does not injure the corporation itself”)). Under these circumstances, the Court should not grant injunctive relief. See, e.g., Avnet, Inc. v. Scope Indus., 499 F. Supp. 1121, 1128 (S.D.N.Y. 1980) (citing GAF, 453 F.2d at 722 n. 27) (plaintiff must show direct injury resulting from Rule 10b-5 violation).

[10]	Freedom Nat’l Bank of New York v. Daniels & Bell, Inc., 528 F. Supp. 680, 681 (S.D.N.Y. 1981) (“it is clear that a preliminary injunction ought not to issue on plaintiff’s 10(b) claim, since as an issuer the plaintiff lacks standing to bring that claim”); Raybestos-Manhattan, Inc. v. Hi-Shear Indus., 503 F. Supp. 1122, 1134 (E.D.N.Y. 1980) (“it would be senseless to allow target management to wield [Rule 10b-5] as a weapon in takeover bids”); Standard Metals Corp. v. Tomlin, 503 F. Supp. 586, 600 (S.D.N.Y. 1980) (the “Second Circuit has steadfastly refused to extend the reach of Rule 10b-5 to give standing to an issuer”); Iroquois Indus., Inc. v. Syracuse China Corp., 417 F.2d 963, 969 (2d Cir. 1969) (“That Congress enacted [Section 14(e), making it illegal to make false or misleading statements “in connection with any tender offer,” as distinguished from the “purchase or sale of any security”] . . . is at least an indication that in tender offer contests . . . there was no standing to sue under Rule 10b-5 by either the tender offeror or by the target corporation”).

(b)	Sembcorp Could Not Have Violated Section 14(e) Because the Relevant SEC Rule Makes Clear That It Does Not Apply to Offerors.

Cascal’s Section 14(e) claim — on the same insider trading theory — stands on no better ground because the relevant SEC rule — Rule 14e-3 — makes clear that it does not apply to tender offerors.

Section 14(e) was enacted as part of the Williams Act to regulate the tender offer process, but in so doing Congress sought “to strike a balance between the investor, management, and the takeover bidder.” Edgar v. Mite Corp., 457 U.S. 624, 633-34 (1982). “A major aspect of the effort to protect the investor was to avoid favoring either management or the takeover bidder.” Id. at 633. “The Congress expressly disclaimed an intention to provide a weapon for management to discourage takeover bids . . . [and] commented upon the ‘extreme care’ which was taken ‘to avoid tipping the balance of regulation either in favor of management or in favor of the person making the takeover bid.’” Rondeau, 422 U.S. at 60 (quoting S. Rep. No. 550, 90th Cong., 1st Sess., 3 (1967)).

Congress also delegated rulemaking authority to the SEC, and acting pursuant to that authority, the SEC has fashioned a number of rules relating to the Williams Act. Among those rules is SEC Rule 14e-3, the SEC’s “disclose or abstain from trading” rule to govern insider trading in the tender offer context. But as that rule makes clear, it applies only to persons other than the offering person. Much as courts have refused to grant standing to targets to wield the club of Section 10(b) in the tender offer context, the SEC “struck the balance between the investor, management, and the takeover bidder” by expressly carving out the offeror from the ambit of its interpretative guidance under Rule 14e-3. Rule 14e-3 states in relevant part:

If any person has taken a substantial step or steps to commence, or has commenced, a tender offer (the “offering person”), it shall constitute a fraudulent, deceptive or manipulative act or practice within the meaning of Section 14(e) of the Act for any other person who is in possession of material information relating to such tender offer which information he knows or has reason to know is nonpublic and which he knows or has reason to know has been acquired directly or indirectly from (1) the offering person, (2) the issuer of the securities sought or to be sought by such tender offer, or (3) any officer, director, partner or employee of any other person acting on behalf of the offering person or such issuer, to purchase or sell or cause to be purchased or sold any of such securities . . . unless within a reasonable time prior to any purchase or sale such information and its source are publicly disclosed by press release or otherwise.

Rule 14e-3(a), 17 C.F.R.§ 240.14e-3 (emphasis added).

The SEC’s interpretative release accompanying the rule expressly noted that “Rule 14e-3(a) does not proscribe purchases or sales of securities to be sought or sought in a tender offer by the person who has taken a substantial step or steps to commence or has commenced the tender offer,” i.e., the offeror. The rule’s reference to “any other person” is “someone other than the offering person, or in the case of an issuer tender offer, the issuer.” Securities Exchange Act Rel. No. 34-17120, 1980 WL 20869, at *6 n. 34 (Sept. 4, 1980).11

Accordingly, as the SEC has made clear in promulgating Rule 14e-3, Section 14(e) simply does not apply here.12

[11]	See also SEC Manual of Publicly Available Telephone Interpretations No. 32, Rule 14e-3 (“If a person has taken a substantial step to commence, or has commenced a tender offer, Rule 14e-3 places a ‘disclose or abstain from trading’ burden on ‘any other person’ in possession of material, nonpublic information relating to the tender offer. As mentioned in Footnote 34 in Release No. 34-17120, ‘any other person’ means someone other than the offering person or, in the case of an issuer tender offer, the issuer.”); United States v. Chestman, 903 F.2d 75, 87 (2d Cir. 1990) (Carman, J., concurring in part and dissenting in part) (“Rule 14e-3 . . . effectively gives insider status to any person, except the tender offeror . . .” (emphasis added)).
[12]	Cascal’s original Complaint pleaded violations of SEC Rule 14e-3 (see Compl. ¶¶ 40, 43), but Cascal dropped the reference to the rule in its Amended Complaint. But erasing references to the SEC’s interpretive rule does not make it go away.

2.	In any Event, Cascal Does Not Plead a Violation of any Insider Trading Prohibition.

Even if Cascal had standing to seek an injunction under Section 10(b) or even if Section 14(e) applied in this context — and neither is the case — Cascal simply does not allege facts amounting to a substantive violation of those provisions.

First, although Sembcorp does not believe that it has any material non-public information about the Company,13 even if it did Sembcorp would be free to disclose that information to the public within a reasonable period prior to any purchase of Company stock, and will do so (if the Court were to determine Sembcorp needed to, at a date after this Court has had an opportunity to consider the application for a preliminary injunction). In fact, the NDA (the executed version of which was attached to Cascal’s Letter Agreement with Biwater) specifically contemplates the possibility of such disclosures in Section 10.3, providing that “for the avoidance of doubt, and with the exception of any accrued rights and obligations, the rights and obligations of this letter will no longer apply in the event that an agreement implementing the Proposed Transaction is executed” between Sembcorp and Biwater.14

Under that provision, Sembcorp’s and Biwater’s execution of the Transaction Agreement extinguished any of Sembcorp’s confidentiality obligations, permitting Sembcorp to disclose

[13]	Much of the due diligence information identified by Cascal as purportedly material and non-public (see Mem. at 7-8) already was disclosed by the Company in its F-1 filings in connection with its initial public offering (e.g., various inter-group loan agreements and financing documents, risks in each of the territories).
[14]	“Accrued rights and obligations” refers to any liabilities arising out of breaches that may already have occurred at the time Section 10.3 is triggered. This is the same language used in the general termination provision in Section 10.1, which provides that the “letter shall be effective and shall stay in force for a period of three (3) years . . . unless earlier expired in accordance with the terms of this letter [e.g., Section 10.3]. Upon the expiry or termination of this Agreement, the rights and obligations set out in this letter shall cease and no longer apply save for any rights and obligations already accrued.” (NDA § 10.1 (Ex. D) (emphasis added).)

whatever Cascal information as need be prior to purchasing Company stock. And even if Section 10.3 had not been triggered, Section 2(d) of the NDA permits Sembcorp to disclose any information that “is required to be disclosed by law. . . .” (Ex. D.)

The parties — including Cascal — all contemplated that one deal structure might involve a tender offer including Biwater’s shares, and that understanding was specifically reflected in the Letter Agreement. Section (e) of the Letter Agreement expressly notes the possibility that Sembcorp might purchase the Biwater stake directly, or:

pursuant to an offer or tender for all of the share capital of Cascal not already held by it either: (A) following its acquisition of those Cascal shares sold by Biwater to that Potential Purchaser in the Proposed Transaction; or (B) which includes those Cascal shares sold by Biwater to that Potential Purchaser in the Proposed Transaction.

(Letter Agremeent § (e). (Ex. A).) Ironically, Cascal claims Biwater breached this provision,15 not because it prohibited Biwater to consent to a tender offer per se — as its argument against Sembcorp requires — but because such a tender offer could occur only if public shareholders are offered the “same terms” as Biwater.16

It would make no sense for Cascal to provide due diligence material under confidentiality agreements that prevented Biwater and Sembcorp from going through with such a deal, whether under the securities laws or for some other reason. Section 10.3 of the NDA solves that problem.17

[15]	In its Memorandum of Law at page 26, Cascal argues that the tender offer “represents a breach of Clause 7 of the NDA,” which are the Standstill provisions to which Section (e) of the Letter Agreement relates. The Amended Complaint, however, does not plead that Sembcorp violated Clause 7 of the NDA, and in any event, there was no breach because, as discussed infra, the obligations under that provision no longer apply. In addition, that provision expressly provides that Sembcorp may acquire Company stock if Biwater consents, which it has (indeed, that is the purported basis of Cascal’s claim against Biwater).
[16]	Cascal is incorrect that Biwater breached this provision, but in any event, as discussed infra, such a breach would not justify injunctive relief against Sembcorp because it would not give rise to any claim by Cascal against Sembcorp.
[17]	Although Cascal has no standing to pursue Section 10(b) claims or injunctive relief, see supra, the SEC or shareholders of the Company might pursue such claims.

Second, the fact that Sembcorp is under no duty to maintain the confidentiality of the information it received from Cascal (and obtained it by perfectly legal means from Biwater under a contract specifically contemplated by Cascal’s Letter Agreement with Biwater)18 means that Cascal’s claim lacks the required predicate misappropriation, breach of duty, or breach of relationship of trust or confidence to establish an insider trading violation under Section 10(b). See United States v. Falcone, 257 F.3d 226, 234 (2d Cir. 2001).

A duty may exist when “there is explicit acceptance of a duty of confidentiality or where such acceptance may be implied from a similar relationship of trust and confidence between the parties.” Falcone, 257 F.3d at 234. “To establish acceptance, the plaintiff must show defendant was on notice of his duty not to use or disclose the material non-public information.” United States SEC v. Suman, 2010 WL 532060, at *8 (S.D.N.Y. Feb. 11, 2010). But here, it was just the opposite: Section 10.3 (and Section 2(d)) of the NDA put Sembcorp on notice that it is expressly permitted to use or disclose the information.

Third, for these same reasons, Cascal has failed to plead (and cannot establish) that Sembcorp is acting with the requisite scienter, i.e., that Sembcorp knows (i) it possesses material non-public information, and (ii) that that information is governed by some duty not to disclose. See, e.g., Tellabs, Inc. v. Makor Issues & Rights, Ltd., 551 U.S. 308, 314 (2007) (Plaintiff suing under Section 10(b) must “state with particularity facts giving rise to a strong inference that the defendant acted with the required state of mind. . . . [which must be] cogent and at least as compelling as any opposing inference of nonfraudulent intent.”)

[18]	Nor could there be any claim that Biwater breached a duty by “allowing” Sembcorp to disclose information after Section 10.3 extinguished Sembcorp’s confidentiality obligations.

And fourth, Cascal’s “insider trading” claim is really a dressed up breach of contract claim. Cascal is not concerned that Sembcorp will trade on inside information, but rather that in order to comply with the securities laws, Sembcorp will disclose that information, which of course means that there would be no securities law violation. (See, e.g., Mem. at 13 (“if the Sembcorp Defendants are allowed to proceed with their tender offer, they would be required by law to disclose certain confidential information regarding Cascal’s operations in violation of the Letter Agreement and the NDA. In addition to violating these contractual duties, disclosure would significantly and irreparably harm Cascal’s business”).) And as discussed infra, without a securities law claim, this Court has no subject matter jurisdiction.

B.	Cascal’s Third Party Beneficiary Breach of Contract Claim Also Is No Basis for a Preliminary Injunction or TRO.

1.	Absent any Federal Securities Law Claims This Court Would Have No Subject Matter Jurisdiction.

Subject matter jurisdiction in this case rests solely on the purported federal question arising under Cascal’s federal securities claims.19 But because Cascal has no standing to pursue those claims or injunctive relief under Section 10(b), and its securities claims are without any basis whatsoever, the Court has no basis for subject matter jurisdiction to hear the remaining contract claims. See, e.g., Dunton v. County of Suffolk, 729 F.2d 903, 910 (2d Cir.1984) (“Even if the federal claims are discovered to be patently meritless only after the trial begins, once that discovery is made the state claims must be dismissed along with the federal ones”). For that reason alone no injunction should issue on the basis of Cascal’s contract claims. And as discussed below, those claims are wholly meritless in any event.

[19]	There can be no diversity jurisdiction here because all the parties are aliens. 28 U.S.C. § 1332.

2.	The Express Terms of the Relevant Contract Bar Cascal from Asserting Third Party Beneficiary Claims Without the Prior Written Consent of Biwater, and Biwater Has Not Given Any Such Consent.

Cascal’s contract claim against Sembcorp — which seeks to enforce the terms of Sembcorp’s NDA with Biwater as a third party beneficiary — founders first on the NDA’s express limitation that third party beneficiary claims may be asserted only if Biwater gives its prior written consent. Because Biwater has not given such consent (and Cascal does not claim otherwise) Cascal has no right to assert a claim against Sembcorp under the NDA.

Section 10.9 of the NDA provides:

Any of the Seller’s Connected Persons, including for the avoidance of doubt, Cascal and any member of Cascal’s Group, may with the prior written consent of the Seller [i.e., Biwater], enforce the terms of this letter against the Offeror [i.e., Sembcorp] under the Contracts (Rights of Third Parties) Act 1999.

(NDA § 10.9 (emphasis added) (Ex. D).)

A party can assert claims under a contract as a third party beneficiary only if the parties to the contract “purposed to confer benefit on that third party; furthermore, benefit must be more than merely incidental to benefits afforded contracting parties, it must be such as to evince intent to permit enforcement by third party, and best evidence of this is to be found in language of contract itself.” Binghamton Masonic Temple Inc. v. City of Binghamton, 623 N.Y.S.2d 357, 360 (N.Y.App. Div. 3d Dep’t 1995). Here the parties’ intent and the language of the contract is clear: Cascal can assert third party beneficiary claims only with the prior written consent of Biwater. Here that express condition has not been met, and accordingly, Cascal cannot bring suit as a third party beneficiary under the NDA.

3.	In any Event, Cascal Does Not Plead a Breach of the NDA.

Cascal also fails to identify any breach of the NDA in the first place.

As discussed supra, under Section 10.3 of the NDA, the execution of the Transaction Agreement between Sembcorp and Biwater terminated all of Sembcorp’s obligations under the NDA, including the provisions of Section 1.2 (the general confidentiality and use restriction) and Section 6.2 (the Insider Dealing provision) upon which Cascal purports to sue.

Moreover, Cascal pleads no facts that would constitute a breach of those provisions even if they were still in force.

Section 1.2 simply requires Sembcorp to use Cascal’s confidential information “solely for the purpose of evaluating and negotiating the Proposed Transaction.” That is precisely what Sembcorp did, and it makes no sense to interpret this provision to prohibit Sembcorp from purchasing any shares (i.e., only to evaluate and negotiate a purchase) when the whole point of the NDA was to permit Sembcorp to conduct due diligence for the purpose of purchasing Cascal stock (of course, “for the avoidance of doubt” Section 10.3 also expressly terminates any NDA obligations). Indeed, Cascal’s Letter Agreement with Biwater expressly contemplated this very sort of transaction, i.e., “an offer or tender for all the share capital of Capital . . . which includes those Cascal shares sold by Biwater to that Potential Purchaser in the Proposed Transaction” (Letter Agreement, Section (e) (Ex. A).)

Section 6.2 prohibits Sembcorp from purchasing Cascal stock “until all Information received by the Offeror or its advisors under [the NDA] has ceased to be price sensitive.” It likewise makes no sense to interpret this provision to preclude a deal once Sembcorp receives due diligence material. And as discussed supra, Sembcorp is free to, and will, disclose any such information prior to purchasing Company stock (as contemplated both under Section 10.3 and Section 2(d)), which would render any such information no longer price sensitive.

C.	No Preliminary Injunction or Temporary Restraining Order Should Issue on Cascal’s Claim Against Biwater Either.

Cascal’s claims against Biwater are wholly without merit as well. Biwater did not breach Section (e) of the Letter Agreement (which prohibits Biwater from consenting to a waiver of the Standstill provisions) because, among other reasons, that provision does not apply to a tender offer made on the “same terms” to both Biwater and public shareholders. Cascal points to various ways that Biwater is restricted, and public shareholders are not (see Mem. at 28) but that is just the opposite of what Section (e) was designed to protect against. Cascal can have no complaint that Biwater is doing worse than the public; the idea was to make sure Biwater did not get better terms.

But in any event, even if Biwater were deemed to have breached some obligation to Cascal, that affects no right or obligation of Sembcorp. Sembcorp should not be enjoined from acting when Cascal can assert no valid claim against it.

III.	The Balance of Hardships Favors Denying Any Temporary Restraining Order or Preliminary Injunctive Relief.

Overall, the balance of hardships in this case favors denying any temporary restraining order or preliminary injunctive relief. Delay of the tender offer may put the deal at risk and harm those public shareholders truly desiring to tender their shares at the price negotiated by the Company’s largest shareholder. (Under the Transaction Agreement, Biwater does not have to tender its shares if Sembcorp has not completed the tender offer by July 31, 2010) (Ex. J.)

This is a classic case of an entrenched board seeking to use the legal process to gain unjustified leverage to frustrate a tender offer. Indeed, the Board has known about the tender offer and Sembcorp’s agreement with Biwater since at least March; it did not seek injunctive relief then, it never mentioned any purported violations of the securities laws or the NDA.

“[D]istrict judges must be vigilant against resort to the courts on trumped-up or trivial grounds as a means for delaying and thereby defeating legitimate tender offers.” Raybestos-Manhattan, 503 F. Supp. at 1126 (quoting Electronic Specialty Co. v. International Controls Corp., 409 F.2d 937, 947 (2d Cir. 1969)). This is just such a case.20

[20]	If the Court were to issue a temporary restraining order or a preliminary injunction, it should require Cascal to post a bond. Under Fed. R. Civ. P. 65(c), a court may issue a preliminary injunction or a temporary restraining order “only if the movant gives security in an amount that the court considers proper to pay the costs and damages sustained by any party found to have been wrongfully enjoined or restrained.” The court should set bonds “at or near the full amount of the potential harm to the non-moving parties,” here for the full amount of the tender offer, i.e., approximately $206,424,065.25. In re Adelphia Communications Corp., 361 B.R. 337 (S.D.N.Y. 2007) (granting bond of $1.3 billion and noting that significant bonds have been ordered in the tender offer context where “the financial risks [to the non-moving party] justified bonds of that size”); Grumman Corp. v. LTV Corp, 527 F. Supp. 86 (E.D.N.Y. 1981) (preliminary injunction of tender offer required bond).

CONCLUSION

For all the foregoing reasons, this Court should deny in its entirety Cascal’s Application for a Temporary Restraining Order and Preliminary Injunction enjoining the Tender Offer.

Dated:	New York, New York
May 12, 2010

Respectfully submitted,

/s/ William E. Wallace III
William E. Wallace III
Anthony M. Candido
Laura J. McLaren
CLIFFORD CHANCE US LLP
31 West 52nd Street
New York, New York 10019
Tel: 212-878-8000
Fax: 212-878-8375

Attorneys for Defendants Sembcorp Utilities Pte Ltd. and Sembcorp Industries Ltd.